UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*



                         ACHILLION PHARMACEUTICALS, INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                   0044Q201
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                                 (CUSIP Number)


                                Mitchell D. Kaye
                         Xmark Opportunity Partners, LLC
                                 90 Grove Street
                                    Suite 201
                              Ridgefield, CT 06877
                                 (203) 244-9503
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 16, 2008
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             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.    0044Q201
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1.  Names of Reporting Persons.  I.R.S. Identification Nos. of above persons
    (entities only):
               Xmark Opportunity Partners, LLC
               20-2052197
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2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)   Not
         (b)   Applicable
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3.  SEC Use Only

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4.  Source of Funds (See Instructions):   AF, WC
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5.  Check if Disclosure  of Legal Proceedings Is Required Pursuant to Items 2(d)
    or 2(e):               Not Applicable
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6.  Citizenship or Place of Organization:    United States

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    Number of                      7. Sole Voting Power:             874,068*
                                     -------------------------------------------
    Shares Beneficially            8. Shared Voting Power:
                                     -------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:        874,068*
                                      ------------------------------------------
    Person With                    10. Shared Dispositive Power:
                                      ------------------------------------------
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11. Aggregate Amount Beneficially Owned by Each Reporting Person:   874,068*

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12. Check if  the Aggregate  Amount in  Row (11) Excludes  Certain  Shares  (See
    Instructions):         Not Applicable
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13. Percent of Class Represented by Amount in Row (11):   5.6%*
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14. Type of Reporting Person (See Instructions):  IA
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* Xmark Opportunity Partners, LLC ("Opportunity Partners") is the sole member of the investment manager of Xmark Opportunity Fund, L.P., a Delaware limited partnership ("Opportunity LP"), and Xmark Opportunity Fund, Ltd., a Cayman Islands exempted company ("Opportunity Ltd"), and, as such, possesses sole power
to  vote  and  direct  the   disposition   of  all   securities   of   Achillion
Pharmaceuticals,   Inc.,  a  Delaware  corporation  (the  "Company"),   held  by
Opportunity LP and Opportunity Ltd. Opportunity Partners is the investment manager of Xmark JV Investment Partners, LLC, a Delaware limited liability company ("JV Partners", and together with Opportunity Ltd and Opportunity LP, the "Funds"), and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by JV Partners. David C. Cavalier and Mitchell D. Kaye, the Chief Operating Officer and Chief Executive Officer, respectively, of Xmark Capital Partners, LLC, the Managing Member of Opportunity Partners, share voting and investment power with respect to all securities beneficially owned by Opportunity Partners.

As of July 16, 2008, Opportunity LP held 170,954 shares of Common Stock, $0.001 par value per share (the "Common Shares"), of the Company, Opportunity Ltd held 508,875 Common Shares of the Company and JV Partners held 194,239 Common Shares of the Company. Based upon information set forth in the Company's most recent Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 7, 2008, there were 15,641,462 Common Shares of the Company issued and outstanding as of May 1, 2008. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Opportunity Partners is deemed to beneficially own 874,068 Common Shares of the Company, or 5.6% of the Common Shares of the Company deemed issued and outstanding as of July 16, 2008. Opportunity Partners' interest in the securities reported herein is limited to the extent of its pecuniary interest in Opportunity LP, Opportunity Ltd and JV Partners, if any.



Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Item 3 is hereby amended by adding the following at the end thereof:

          All funds used to purchase the Common Shares in the purchase transactions described in Item 5, as amended, on behalf of the Funds have come directly from the assets of the Funds. See Item 5 for further information.


Item 4.   Purpose of Transaction.
          -----------------------

          Item 4 is hereby amended by deleting Item 4 in its entirety and by substituting the following in lieu thereof:

          Opportunity Partners is not clear on the strategic direction management and the Board of Directors intend to pursue. Opportunity Partners firmly believes that a sale of the Company, or certain individual assets/technology, would make more sense than equity dilution. In that respect, Opportunity Partners believes that management and the Board of Directors should immediately engage a qualified investment bank to pursue such strategic alternatives.

          On July 11, 2008, Mitchell D. Kaye, Chief Executive Officer of Xmark Capital Partners, LLC, the Managing Member of Opportunity Partners, electronically transmitted a letter on behalf of the Funds to the Company's President/Chief Executive Officer and two of its other directors. The electronically transmitted letter, in pertinent parts, stated:

          "(1) Xmark has been the largest accumulator of Achillion shares during the past 5 quarters (dating back to 2Q07);

          (2) not a single insider -- management or members of the Board -- purchased a single share of Achillion during the past 12 months;

          (3) Achillion shares have declined by over 50% in value during the time that we have been invested;

          (4) management is handsomely compensated and has been awarded bonuses during a time when the company's common stock price has suffered and cash is scant;

          (5)  we  disagree   with  the  decision  to   in-license  an
          antibiotic compound -- an area in which the company has no demonstrable track record of development success; and

          (6) the company has missed many milestones on which it had provided specific prior public guidance."

          Opportunity Partners also renewed a prior request that it be allowed to observe the next meeting of the Board of Directors of the Company for the purpose of "gain[ing] a better understanding of (A) the strategic vision of management and the Board, and (B) the relationship between management and the Board." Although the July 11, 2008 electronically transmitted letter requested a response by 5:00 p.m., July 16, 2008, the Company has not responded in any fashion to Opportunity Partners' request to observe the next meeting of the Board of Directors of the Company. Opportunity Partners is further concerned by the failure of the Company to respond in any fashion to its request.

          Opportunity Partners intends to continue to evaluate closely the performance of the Common Shares of the Company, including, without limitation, the continued analysis and assessment of the Company's business, assets, operations, financial condition, capital structure, management and prospects. Opportunity Partners may, from time to time, evaluate various options in order to influence the performance of the Company and the activities of its Board of Directors. Depending on various factors, Opportunity Partners may take such actions on behalf of the Funds as it deems appropriate, including, without limitation, (i) engaging in further discussions with management and/or the Board of Directors, (ii) communicating with other shareholders, (iii) making proposals to the Company concerning the operations of the Company, (iv) purchasing additional securities of the Company, (v) selling some or all of the securities of the Company held by the Funds, (v) seeking to make a significant equity investment in the Company, all in accordance with applicable securities laws, and/or (vi) formally requesting a seat on the Board of Directors.

          Other than as described above in this Item 4 as amended, Opportunity Partners does not have any present plans or intentions which relate to, or would result in, any of the transactions required to be described in Item 4 of
Schedule 13D.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is hereby amended by deleting Item 5 in its entirety and by substituting the following in lieu thereof:

          Based upon information set forth in the Company's most recent Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 7, 2008, there were 15,641,462 Common Shares of the Company issued and outstanding as of May 1, 2008.

          As of July 16, 2008, Opportunity LP held 170,954 Common Shares of the Company, Opportunity Ltd held 508,875 Common Shares of the Company and JV Partners held 194,239 Common Shares of the Company.

          Opportunity Partners possesses sole power to vote and direct the disposition of all securities of the Company held by the Funds. Messrs. Kaye and Cavalier share voting and investment power with respect to all securities beneficially owned by Opportunity Partners.

          As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Opportunity Partners is deemed to beneficially own 874,068 Common Shares of the Company, or 5.6% of the Common Shares of the Company deemed issued and outstanding as of July 16, 2008.

          The following table details all of the transactions in Common Shares of the Company, or securities convertible into, exercisable for or exchangeable for Common Shares of the Company, by the persons referenced in Item 2 (each of which were effected by the Funds in ordinary brokerage transactions), since the filing of Schedule 13D as of June 26, 2008:


                    Type of        Number of                          Price per
    Date          Transaction       Shares         Security Type      Share ($)
  ---------       -----------      ---------       -------------      ----------

  6/30/2008         Purchase         5,000         Common Shares       $2.2300
  7/08/2008           Sale          50,000         Common Shares       $2.2000
  7/15/2008         Purchase         1,000         Common Shares       $2.1140

                                   Signature
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 18, 2008                         XMARK OPPORTUNITY PARTNERS, LLC
                                      By:  XMARK CAPITAL PARTNERS, LLC
                                           its Managing Member

                                      By:  /s/ Mitchell D. Kaye
                                           -------------------------------------
                                          Name:  Mitchell D. Kaye
                                          Title: Chief Executive Officer



  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).